EXHIBIT 12.1
Primerica, Inc.
Computation of Earnings to Fixed Charges Ratios
(in thousands, except ratios)

		2012	2011	2010	2009		2008
	Earnings:
1.	Income before income taxes	$266,888	$243,909	$361,469	$741,795		$328,445
	Fixed charges:
2.	Interest expense	33,101	27,968	20,872	—	(1)	—	(1)
3.	Interest credited on investment-type contracts	8,300	8,584	10,180	12,997		14,683
4.	Interest factor on rental expense	513	498	481	480		480
5.	Total fixed charges (2 + 3 + 4)	41,914	37,050	31,533	13,477		15,163
6.	Earnings before fixed charges (1 + 5)	$308,802	$280,959	$393,002	$755,272		$343,608
	Ratios:
7.	Earnings to total fixed charges (6 / 5)	7.4	7.6	12.5	56.0		22.7
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(1)	Prior to the IPO in Apri1 2010, Primerica had no outstanding long-term debt and, subsequently, did not incur interest expense related to such obligations.